Exhibit 99.1

POET Technologies Announces Public Offering of Common Shares and Warrants

TORONTO, ONTARIO, Nov. 1, 2023 (GLOBE NEWSWIRE) — POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, telecommunication and artificial intelligence markets, today announced it has commenced an underwritten public offering in the United States (the “U.S. Offering”). Concurrently, the Company has also commenced a non-brokered offering in Canada (the “LIFE Offering” and, together with the U.S. Offering, the “Offering”). The Offering consists of common shares of the Company and warrants to purchase common shares and is subject to market conditions. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size, pricing or other terms of the Offering. In addition, POET intends to grant the underwriter a 45-day option to purchase up to an additional 15 percent of the number of common shares and/or warrants offered in the U.S. Offering.

Maxim Group LLC is acting as sole book-running manager for the U.S. Offering.

POET currently intends to use the net proceeds from the Offering, if completed, for general working capital purposes, including revenue expansion and the development and production of photonic modules for AI and related markets.

The U.S. Offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-273853) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 9, 2023 and declared effective on August 18, 2023. The securities in the U.S. Offering may be offered in the United States only by means of a prospectus. A preliminary prospectus supplement and the accompanying prospectus relating to and describing the terms of the U.S. Offering will be filed with the SEC, will form a part of the effective registration statement and will be available on the SEC’s website at www.sec.gov. When available, copies of the preliminary prospectus supplement and accompanying prospectus relating to the U.S. Offering may also be obtained by contacting Maxim Group LLC at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and the other documents that POET has filed with the SEC for more complete information about POET and the U.S. Offering.

The LIFE Offering has been structured to take advantage of the listed issuer financing exemption from prospectus requirements (the “Exemption”) in Part 5A of National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”), whereby securities issued pursuant to the Exemption are freely tradeable listed equity securities not subject to any hold period (see below). The LIFE Offering will be conducted in all the provinces of Canada, except Québec, under the Exemption, for aggregate gross proceeds up to C$10,000,000. There is an offering document relating to the LIFE Offering (the “Offering Document”) that can be accessed under the Company’s profile on SEDAR+ at www.sedar.com and on the Company’s website www.poet-technologies.com. Prospective investors in the LIFE Offering should read the Offering Document before making an investment decision. The securities being offered in the LIFE Offering have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and such securities may not be offered or sold within the United States except pursuant to an effective registration statement in the United States or an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About POET Technologies Inc.

POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Forward-Looking Statements

This press release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such information and statements include the Company’s anticipated use of the net proceeds of the public offering (if any).

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the Company’s ability to complete the Offering in the manner described, or at all, the receipt of all required regulatory approvals with respect to the Offering, management’s expectations regarding the success of the Company’s announced products, the timing of completion of its development efforts, the successful implementation of its optical engine or light source products, the success of its customers’ products, the capabilities of its operations, including its joint venture, the Company’s ability to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, delays or changes of plan with respect to the Offering described herein, termination of the Offering in accordance with its terms, the dilutive effects of the Offering, market conditions, the failure of the Company’s products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of the Company’s optical engine or light source products to be incorporated into its customers’ products, the failure of its customers’ products to achieve market penetration, operational risks including the ability to attract key personnel, and the Company’s ability to raise additional capital if necessary. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking information and statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this press release are as of the date of this press release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Contacts:

Media Relations Contact:	Company Contact:

Adrian Brijbassi	Thomas R. Mika, EVP & CFO
adrian.brijbassi@poet-technologies.com	tm@poet-technologies.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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